Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2007

Mr. John C. Martin
President and Chief Executive Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

> **Re: Gilead Sciences, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-19731**

Dear Mr. Martin:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 3: Acquisitions, Page 88

1.   You disclose that you allocated $2.06 billion of the $2.44 billion purchase price of Myogen to purchased in-process research and development, or IPR&D, with $107.9 million being allocated to goodwill and $5.9 million to other assets. You also disclose that you allocated $355.6 million of the $415.5 million purchase price of Corus to IPR&D with $1.6 million allocated to assembled workforce. Please address the following comments:

   a. For your Myogen acquisition, you disclose that you charged the estimated fair value of your incomplete IPR&D programs to expense because technological feasibility was not reached and you had no alternative future uses for these programs. Please explain to us why you did not allocate any of the purchase cost to an intangible asset (e.g. core technology, patent, etc.) to be used in research and development activities that may have alternative future use. In this regard, we refer to your analyst conference call on October 2, 2006 in which you appear to indicate that you have plans for ambrisentan to move into other indications.

b. You disclose that you used risk-adjusted discount rates of 14% and 16% to determine the present value of the expected future cash flows of your IPR&D of Myogen and Corus, respectively. You also disclose that these discount rates are based on the estimated internal rates of return for these acquisitions and that these rates are comparable to the estimated weighted average cost of capital of each acquisition. Please explain to us why you did not appear to use rates that market participants would use to value your IPR&D. With regard to your Myogen acquisition, please explain to us whether you used differing discount rates for ambrisentan and darusentan to compensate for the differing phases of development.

2.   You disclose that you based your purchase price allocations for Myogen, Corus and Raylo at least in part on the independent valuations performed by third-party valuation specialists. Your reference to these reports and specialists imply reliance on the work of experts that require that the experts be named in the filing. If the filing is incorporated into a '33 Act Registration Statement by reference, the experts' consents required by Rule 601 of Regulation S-K must be filed. Please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

    Sincerely,

    Jim B. Rosenberg
    Senior Assistant Chief
    Accountant